Exhibit (a)(27)

News Release                       TRW Inc.                    [TRW Logo]
                                   1900 Richmond Road
                                   Cleveland, OH 44124


For Immediate Release                 Contact
                                      Judy Wilkinson or Barrett Godsey
                                      Joele Frank, Wilkinson Brimmer Katcher
                                      212-355-4449

                                      Jay McCaffrey, TRW Media
                                      216-291-7179

                                      Ron Vargo, TRW Investors
                                      216-291-7506



TRW SHAREHOLDERS AGAIN SUPPORT TRW'S BOARD AND REJECT NORTHROP'S CONTROL SHARE ACQUISITION PROPOSAL AT TRW'S SPECIAL MEETING OF SHAREHOLDERS

TRW Remains Committed To Its Value Enhancement Plan And Exploration Of Strategic Alternatives

Continues To Urge Shareholders To Reject Northrop's Inadequate Offer


Cleveland, May 3, 2002 - TRW Inc. (NYSE: TRW) today announced that it appears that TRW shareholders have rejected Northrop Grumman Corporation's (NYSE: NOC) control share acquisition proposal on both required votes under Ohio law, based on the number of proxies submitted to the independent inspector of election, IVS Associates, Inc., at today's Special Meeting of TRW Shareholders. Approval of the proposal would have allowed Northrop, under Ohio's Control Share Acquisition Statute, to purchase more than 20 percent of TRW's shares pursuant to Northrop's unsolicited $53* per share exchange offer. TRW's Board of Directors has unanimously rejected Northrop's offer as financially inadequate, highly conditional and not in the best interests of TRW shareholders.

"TRW shareholders have spoken and their message is clear - they support the TRW Board and the actions it is taking to enhance shareholder value. As you are aware, the focus of our Board has been on shareholder value. In this regard, in addition to our Value Enhancement Plan, we are exploring other strategic alternatives. We are already working with several parties toward that end," said Philip A. Odeen, chairman of TRW. "We have encouraged Northrop to participate in this process. Much attention, I know, has been focused on this issue. Last night, Northrop and TRW representatives met. We had a very constructive discussion regarding the confidentiality agreement. If Northrop wishes to proceed, I am confident that we can reach a mutually acceptable agreement.

"TRW's strong operating performance and recent key contract wins demonstrate the strength of our businesses. Our Board and management are taking all the right steps to ensure our shareholders receive full value for their investment. We urge our shareholders to reject Northrop's offer and not tender their shares," concluded Mr. Odeen.

Prior to the closing of the polls at the Special Meeting, all proxy cards received by TRW were turned over to the independent inspector of election who will tabulate the results. It is expected that the certified results will be provided in the near future. TRW will publicly announce the certified results once they are made available to the Company.

TRW provides advanced-technology products and services for the aerospace, systems, and automotive markets.

* Northrop Grumman's Offer to Exchange would provide for each share of TRW common stock to be exchanged for that number of shares of Northrop Grumman common stock having a value equal to $53. The exact exchange ratio would be determined by dividing $53 by the average of the closing price of Northrop Grumman common stock for the five consecutive trading days ending immediately prior to the second trading day prior to the expiration of the Offer to Exchange, but in no event will the exchange ratio be more than 0.4690 ($53/$113) or less than 0.4309 ($53/$123)

This press release contains certain "forward-looking statements" that TRW believes are within the meaning of the Private Securities Litigation Reform Act of 1995. The safe harbors intended to be created thereby are not available to statements made in connection with a tender offer and TRW is not aware of any judicial determination as to the applicability of such safe harbors to forward-looking statements made in proxy solicitation materials when there is a simultaneous tender offer. However, shareholders should be aware that the preparation of any such forward-looking statements requires the use of estimates of future revenues, expenses, activity levels and economic and market conditions, many of which are outside the Company's control. Further, the Company's results could be affected by the ability to obtain new contract awards; the level of defense funding by the government and the termination of existing government contracts; pricing pressures from customers; moderation or decline in the automobile build rate; changes in consumer debt levels; work stoppages; unanticipated downturn in the financial condition of, or business relationships with customers or suppliers; the ability to reduce the level of outstanding debt from cash flow from operations and the proceeds from asset dispositions; a credit rating downgrade; increase in interest rates; customer recall and warranty claims; product liability and litigation issues; changes to the regulatory environment regarding automotive safety; the introduction of competing products or technology by competitors; the ability to attract and retain skilled employees with high-level technical competencies; the financial results of companies in which we have made technology investments; the availability of funding for research and development; economic, regulatory and political domestic and international conditions; fluctuations in currency exchange rates; and the impact of additional terrorist attacks, which could result in reduced automotive production, disruptions to the transportation system, or significant and prolonged disruption to air travel. In addition, there can be no assurance: (i) that an agreement relating to any investment in the Company, or relating to any sale or other distribution of all or a part of the Company's operating businesses will be reached, or that if an agreement is reached, that the transactions contemplated by such agreement will be consummated; (ii) that the Company will spin off the Automotive business or that such spin-off will be complete by the end of the fourth quarter 2002;
(iii) that the Company will be successful in reducing the amount of its indebtedness, or that the methods described for debt reduction will be utilized; (iv) as to the amount by which debt will be reduced; (v) that the Company's strategy will deliver any particular level of value to TRW shareholders; (vi) that defense spending will rise and research, development, test and evaluation budgets will increase; (vii) that the commercial aerospace industry will stabilize; (viii) that North American 2002 light vehicle production will increase from 2001 levels; (ix) that 2002 earnings per share estimates will be met or exceeded; (x) with respect to the expected amounts of the Company's operating cash flows in 2002, that such amounts will be utilized to reduce the amount of the Company's indebtedness; (xi) with respect to the amounts that will be realized, if any, by the Company from divestitures; (xii) with respect to the amount of sales, earnings per share or cash flow that will be realized by the Company in 2002; and (xiii) that the Company's costs will decrease in 2002. Other factors and assumptions not identified above are also involved in the preparation of forward-looking statements, and the failure of such other factors and assumptions to be realized may also cause actual results to differ materially from those discussed. The Company assumes no obligation to update such estimates to reflect actual results, changes in assumptions or changes in other factors affecting such estimates other than as required by law.

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